Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

August 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	John Spitz

Michael Henderson

Aisha Adegbuyi

James Lopez

Re:	Ethos Technologies Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1 Submitted July 30, 2025

CIK No. 0001788451

Ladies and Gentlemen:

On behalf of Ethos Technologies Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 20, 2025 with respect to Amendment No. 1 to the Company’s draft registration statement on Form S-1, confidentially submitted on July 30, 2025. The Company is concurrently and confidentially submitting Amendment No. 2 to the draft registration statement on Form S-1, which incorporates changes in response to the Comments and certain other changes (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

U.S. Securities and Exchange Commission

August 26, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 30, 2025

Prospectus Summary

The Ethos Platform, page 3

1. We note your response to prior comments 1 and 6. Based on your response and statements on page 4 and elsewhere, it appears that the DTC and third-party channels are both on your “platform.” However, it is still unclear if your website can be viewed as synonymous with your platform; what distinguishes DTC activated policies from the third-party channel policies; and whether the consumer-facing website or platform appears differently depending on the channel. In this regard, we note the reference on page 9 to consumers who prefer the personalized agent experience and others who opt for the convenience of DTC. How is DTC less personalized? Do both require phone calls? Do your “over 10,000 active selling agents” come from the third-party channel and connect digitally with consumers via your website and/or platform? Additionally, we note that your platform integrates with fintech companies and others via APIs, “allowing these companies to quote, process, and activate policies within their own platform.” Please revise to further clarify in quantitative and qualitative terms how DTC is differentiated from third-party channels on your platform, including third-party channels using APIs. Consider including a graphic explaining your platform, the DTC and third-party channel on your platform, and the third-party channels via APIs.

Response: In response to the Staff’s comment, the Company has provided a new graphic on page 125 of the Amended Registration Statement and has provided additional disclosure on pages 77, 82, 94, 95, 97, and 125 of the Amended Registration Statement to further explain the Company’s platform as it is accessed through its DTC and third-party channels. The Company also respectfully advises the Staff that its platform includes its consumer-facing website as well as dedicated tools for agents and third-party integrations. DTC customers typically come through the Company’s marketing channels and apply on its website, generally self-navigating the process but with the option to connect with its small in-house team. Third-party customers are sourced by independent licensed agents, who access the Company’s agent portal and direct customers either through agent-assisted applications or dedicated microsites. API-integrated partners represent a subset of the third-party channel, where a portion of the application is embedded in the partner’s application or website. In all cases, the resulting policy is equally personalized to the individual applicant, policy activation does not require a phone call, and the distinction among channels reflects customer preference for self-service, agent-supported, or partner-embedded experiences.

2. Please revise your underwriting discussion on page 4 and where appropriate to clarify material aspects of the process for the formation and implementation of underwriting standards. We note the statement on page 4 that “many of our carriers entrust us with underwriting administration and execution.” It is unclear if minimum standards are laid out in your carrier agreements, which may apply to your and third-parties’ onboarding of policies. Please revise to clarify the relevant terms of your carrier agreements, how underwriting standards are determined and administered, and clarify the extent to which these processes are materially different depending on whether the policy was onboarded via DTC, third-party channels or APIs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 116 of the Amended Registration Statement to clarify that underwriting is administered pursuant to carrier-specified standards, which are generally not contained in the carrier agreements themselves but instead are set forth in carrier-issued underwriting manuals or guidelines and agreed to by the Company. The revised disclosure also notes that these standards apply consistently regardless of whether a policy is activated on the Company’s platform through its DTC channel or third-party channel.

Our Opportunity

Ethos Addresses a Large and Growing Market Opportunity, page 8

3. We note your response to prior comment 2 that your technology platform enables you to “scale more rapidly and more efficiently than traditional carriers.” In addition to your disclosure regarding “traditional carriers,” please revise to provide further clarification of how your technology, such as time to underwriting decisions, compares to other non-traditional companies in your industry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 121 of the Amended Registration Statement.

4. We note your revised disclosure and response to prior comment 19. Please revise to identify the third-party vendors you use to obtain medical records, prescription data and the other information referenced on pages 29 and 107. Please advise us why you believe these are not material agreements required to be filed under Item 601(b)(10) of Regulation S-K.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 26, 2025

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 116 of the Amended Registration Statement to include examples of key third-party vendors used by the Company to obtain medical records, prescription data, and other information in its underwriting process.

The Company also acknowledges the requirements of paragraph (b)(10) of Item 601 of Regulation S-K, which provide that contracts made in the ordinary course of business are generally not required to be filed unless, among other categories, the registrant’s business is substantially dependent on such contracts for the sale or purchase of goods, services, or raw materials. The Company respectfully submits that its agreements with third-party data vendors are ordinary course arrangements that are not material contracts requiring filing under Item 601. In particular:

•

No exclusivity. The Company’s agreements with its third-party vendors that provide medical records, prescription data and the other information are non-exclusive. The Company is free to contract with other providers of comparable data at any time, and the Company is not restricted in its ability to do so. The absence of exclusivity provides the Company with flexibility to diversify its third-party vendor base, mitigate vendor risk, and source data from alternative providers.

•

No minimum commitments. The Company’s agreements with its various third-party vendors for data do not impose minimum purchase, volume, or spend obligations. While certain agreements include limited recurring monthly fees, the Company otherwise pays only for the data it elects to access and retains flexibility to adjust or discontinue usage without penalty. As a result, the Company retains discretion over the extent to which it utilizes any vendor’s services.

•

Underwriting strength derives from data analytics and integration. While the Company utilizes data supplied by vendors such as Milliman, TransUnion and MIB Group, its underwriting process does not depend on any single agreement. Rather, the Company combines data from various sources with its proprietary analytics and underwriting engine to evaluate risk. The Company’s underwriting process is defined by the integration of multiple data sources and proprietary analytics, rather than dependence on any one third-party vendor relationship.

Accordingly, the Company believes these agreements are not contracts upon which its business is substantially dependent and therefore are not required to be filed as exhibits under Item 601.

Management’s Discussion and Analysis

Key Factors Affecting our Performance, page 86

5. Please refer to prior comment 1 regarding your platform’s DTC and third-party channels. We note the statement that the majority of your product portfolio may be sold through either channel. For your key insurance products (which appear to be Term Life Insurance, Whole Life Insurance, and Indexed Universal Life Insurance), please revise to further clarify key product availability and significant pricing and expense differences so that the reader can better understand period to period trends and the evolving channel and product mix. Clarify how the company seeks to optimize its distribution channels “as key levers for growth.” Please also provide quantified disclosure of material differences in margins and key metrics such as ARPU disaggregated by DTC and third-party channels, including, if material, via APIs as discussed on page 106.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 82, 83, 84 and 90 of the Amended Draft Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 26, 2025

Results of Operations

Revenue, page 93

6. Please refer to prior comments 13 and 23. We note on page F-16 the significant increase in Commission revenue from “Other products” during fiscal years ended December 31, 2024 and 2023, and your disclosure on page 8 that your “core insurance products” consist of term life insurance, whole life insurance, and indexed universal life insurance. Given your brief disclosure on page 93 that your revenues have increased due to the accelerated growth of your whole life insurance and indexed universal life insurance products of your third party channel, please revise your MD&A to provide an enhanced explanation of the reason(s) for the growth in “Other products” during the fiscal year ended December 31, 2024. Further, please revise to include a tabular disclosure of your revenues disaggregated by “core insurance products” and by channel (i.e. DTC or third-party channel) along with an enhanced discussion as to the reason(s) for these period-over-period changes and describe any known trends or uncertainties impacting these revenues, or tell us why you do not believe these disclosures would be meaningful to an investor. Please refer to Item 303(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response to the Staff’s comment, the Company has revised the disclosure on pages 94, 95, 97, and 98 of the Amended Registration Statement to include tabular disclosure of our revenues disaggregated by DTC and third-party channels. In addition, we have enhanced our discussion of the period-over-period changes to further describe the drivers of our growth in our third-party channel revenue as well as uncertainties that may impact these revenues in future periods. The Company believes revenue by channel and the related disclosures illustrate relevant trends in the success of the Company’s strategy, which depends on the Company’s ability to cost-effectively activate more policies. While product mix impacts the Company’s revenues because the Company’s product offerings have different commission profiles and coverage amounts, the Company’s strategy is to expand its overall product portfolio to grow overall demand for the Company’s platform and drive an increase in total revenues, as opposed to optimizing for any particular product offering. In addition, the majority of the Company’s product may be sold through either channel. Moreover, “core insurance products” is not a product category that the Company uses to manage its business. Rather, the Company manages its channel mix cohesively and dynamically for growth of overall demand on its platform, which may result in fluctuations in product mix. As such, the Company respectfully advises the Staff that it has revised the disclosure on pages 8 and 120 of the Amended Registration Statement to remove the reference to “core insurance products” and that Company does not believe that further disclosure in the Amended Registration Statement relating to “core insurance products” would provide material information to investors.

7. We note your response to prior comment 20 and reference to maintaining “relationships with select third-party fintech companies.” Please revise to clarify the extent to which revenues and/or expenses associated with these relationships are material to your operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 26, 2025

Costs and Expenses

Sales and Marketing, page 94

8. Please refer to prior comment 15. We note your disclosure on page 94 that the increase in sales and marketing expenses during the fiscal year ended December 31, 2024 was primarily driven by a $37.4 million increase in agent payments and advertising spend, and that these expenses increased 120% and 13%, respectively. Since these expenses relate to the continued scale of both your direct to consumer and third-party channels, we believe quantification of your agent payments and advertising spend expenses for each period presented would provide meaningful information to an investor. Given the significant variance in their increase noted in the above period, please revise your filing to disclose your agent payments and advertising spend expenses for all periods presented, or tell us in further detail why you believe disclosure of these expenses may be misleading by causing investors to draw incorrect conclusions regarding your performance, margins, and business outlook. Please refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83, 84, 95, 98 and F-10 of the Amended Draft Registration Statement to disclose agent payments and advertising spend amounts for all periods presented.

Notes to Consolidated Financial Statements

Accounts Receivable, Net, page F-16

9. Please refer to prior comment 28. Please provide us with a rollforward of your accounts receivable activities for each period presented as we are unable to reconcile your accounts receivable, net for each period presented based upon your revised disclosure, the “amounts recognized as accounts receivable” transferred from commissions receivables on page F-17, and changes in accounts receivable balances as presented in your Consolidated Statement of Cash Flows on page F-6. Please provide us with a rollforward of your accounts receivable activities and, given the significance of these account balance to your financial statements, revise to include a tabular disclosure of your accounts receivable activities for each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-7, F-18, F-19 and F-28 of the Amended Draft Registration Statement.

*     *     *

Please contact me at (650) 843-5307, Jean Park at (212) 479-6131 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 26, 2025

Sincerely /s/ Jon C. Avina Jon C. Avina

cc:	Peter Colis, Ethos Technologies Inc.

Lingke Wang, Ethos Technologies Inc.

Porter Nolan, Ethos Technologies Inc.

Jean Park, Cooley LLP

Milson C. Yu, Cooley LLP

John C. Ericson, Simpson Thacher & Bartlett LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com